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July 26, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. John Reynolds, Assistant Director
Mr. Shaz Niazi, Esq.

RE:	Santa Fe Gold Corporation
Amendment No. 4 to Form 10-K for Fiscal Year Ended June 30, 2012
Filed March 25, 2013
File No. 001-12974

Dear Mr. Niazi:

Per our conversation, on behalf of Santa Fe Gold Corporation, a Delaware corporation (“Santa Fe” or the “Company”), attached please a proposed Amendment No. 4 to the Annual Report on Form 10-K/A (“Amendment No. 4”) of the Company, which is responsive to the following comment of the Staff:

Comment 1: Please amend your Form 10-K again to provide all of the disclosure required by Item 9A of Form 10-K. In this regard, you do not appear to have furnished the information required by Item 307 of Regulation S-K.

Should the Staff have no further comment regarding the attached, the Company will promptly file Amendment No. 4.

Please direct any general questions or comments regarding the foregoing to me at (214) 202-7449 or jakes.jordaan@jordaanlaw.com.

Thank you in advance for your consideration.

Respectfully,

/s/ Jakes Jordaan
     Jakes Jordaan

cc:	Santa Fe Gold Corporation